[Publicis Groupe Logo]

               Jean-Michel Etienne, Group Chief Financial Officer
                              Publicis Groupe S.A.
                         133 avenue des Champs-Elysees
                              75008 Paris, France



September 15, 2005


Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561
USA


Re:   Publicis Groupe S.A.
      Response to Staff Comments

Dear Mr. Spirgel,

In my capacity as Chief Financial Officer of Publicis Groupe S.A. (the "Company"), Maurice Levy, CEO and Chairman of the Management Board of the Company, has asked me to respond to your letter dated August 23, 2005, regarding the Annual Report on Form 20-F for the year ended December 31, 2004, filed by the Company on June 24, 2005 (the "Form 20-F").

We have carefully reviewed the Staff's comments and our responses are set out below. The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff's comments under each number in bold and have followed each comment with our response.

FORM 20-F
FINANCIAL STATEMENTS
1.1. CONSOLIDATION PRINCIPLES AND POLICIES, PAGE F-6

1. YOUR US GAAP CONSOLIDATION POLICIES ARE UNCLEAR, PLEASE CLARIFY IN FUTURE FILINGS AND ADVISE US IN DETAIL. YOU SHOULD SPECIFICALLY ADDRESS IN YOUR RESPONSE THOSE SUBSIDIARIES AND INVESTEES IN WHICH YOU DO NOT HAVE A CONTROLLING FINANCIAL INTEREST BY WAY OF A MAJORITY VOTING INTEREST. CITE FOR US THE US ACCOUNTING LITERATURE THAT IS YOUR BASIS FOR YOUR POLICIES.

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


The consolidation policies described in Note 1.1 to the consolidated financial statements (page F-6) are compliant with French GAAP which specifically requires that entities be consolidated when effective control is demonstrated but does not require the consolidation of non significant entities.

For US GAAP reporting, the Company applies the provisions of FIN 46 and SFAS 94 for the determination of consolidated companies and those of APB 18 for accounting for investments in affiliates.

Differences between French GAAP and US GAAP are not reported in the note of reconciliation since they do not have a significant impact on reconciled net income and reconciled net equity, or on the presentation of condensed balance sheets and income statements on pages F-56 and F-58, respectively (see below for quantification of the differences).

The subsidiaries and investees which are fully consolidated and in which we do not have a controlling financial interest by way of a majority voting interest are listed below:

     o     Le Monde Publicite (49%)
     o     Espace Liberation (49%)
     o     Bromley Communications (49%)
     o     Regie 1 (50%)
     o     JCD Netherlands (50%)

While reporting the above entities under the equity method under US GAAP would not have impacted reconciled net income or reconciled net equity, the table below discloses the cumulative reduction (in %) on certain related lines of the consolidated financial statements:

     ----------------------------------------------
                              Operating   Total
     Impact %      Revenue     income     Assets
     ----------------------------------------------
     Year 2002      2.76%      3.05%      1.76%
     ----------------------------------------------
     Year 2003      1.89%      1.84%      1.51%
     ----------------------------------------------
     Year 2004      2.01%      2.70%      1.57%
     ----------------------------------------------

It should be noted that in May 2005 Publicis Groupe announced that it had signed an agreement with JCDecaux SA, which included the planned sale to JCDecaux of the 50% shareholding held by Publicis Groupe in JCDecaux Netherlands BV.

In addition, as disclosed in our French GAAP accounting policies, one entity in which we have a controlling financial interest by way of a majority voting interest (80%) is not consolidated, with an impact of less than 0.01% of 2002, 2003 and 2004 consolidated revenue, operating income, net income and total assets.

Other non significant entities with a voting interest of less than 50% are carried at cost and not accounted for under the equity method; this difference represents a cumulative impact of 0.19% of 2004 consolidated net income (respectively, 0.41% in 2003 and 0.33% in 2002).

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


In conclusion, Publicis Groupe considers the differences between French GAAP and US GAAP to be insignificant.

In future filings, the Company will prepare its consolidated financial statements under IFRS and will therefore perform a review of the description of its accounting policies, including consolidation policies, to comply with this new body of accounting principles. The Company will describe any significant accounting differences between IFRS and US GAAP as part of the note of reconciliation.


31. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE AND THE UNITED STATES, PAGE F-47

2. WE NOTE UNDER FRENCH GAAP YOU USE THE PERCENTAGE OF COMPLETION METHOD TO RECOGNIZE REVENUE FOR SERVICES RENDERED. TELL US IF YOU USE THIS POLICY FOR US GAAP REPORTING PURPOSES, AND IF SO, DESCRIBE FOR US THE TYPES OF SERVICES FOR WHICH THE PERCENTAGE OF COMPLETION METHOD IS USED. ALSO, IF APPLICABLE, TELL US HOW MUCH US GAAP REVENUE YOU RECOGNIZED IN EACH REPORTING PERIOD USING THIS METHOD. YOU SHOULD ALSO SUPPORT YOUR USE OF PERCENTAGE OF COMPLETION ACCOUNTING UNDER US GAAP. EXPLAIN YOUR BASIS FOR USING AN INPUT MEASURE FOR REVENUE RECOGNITION RATHER THAN AN OUTPUT MEASURE. COMPARE FOR US THE IMPACT OF USING THE PERCENTAGE OF COMPLETION METHOD WITH AN OUTPUT MEASURING METHODOLOGY AND STRAIGHT-LINE METHODOLOGY. PLEASE REFER US TO US GAAP ACCOUNTING LITERATURE THAT SUPPORTS YOUR USE OF THIS POLICY.

The Company's policy for revenue recognition distinguishes between commission based customer arrangements and other arrangements as follows:

o Commission based customer arrangements are recognized when the services are rendered, specifically when the publication or broadcast for advertising creation and media space buying services occurs.

o For other arrangements, revenue is recognized when the service is performed.

     Other arrangements include:

          o    Traditional advertising arrangements

               - Fixed fee arrangements are recognized on a straight-line basis as such advertising services are performed.

               - Arrangements based on fee per hour or per day are recognized based on work performed.

               - Production arrangements (films, video, prints...) are recognized when the service is performed; such performance is measured based on time spent as compared to time budgeted and is corroborated by the acceptance of the contractual phases by the client. If no phases are defined, revenue is deferred and recognized when the client accepts the product. In any case, it should be noted that the production cycle is very short (generally a few weeks).


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


               - Incentive amounts included in some arrangements are recognized only when (i) performance measured against qualitative objectives determined by the client and client acceptance are determined; (ii) quantitative objectives are achieved and can be substantiated and the bonus is no longer contingent or refundable; and (iii) collectibility is assured.

          o Specialized agencies and marketing services agencies perform various marketing and communications services. Those services are rendered based on short-term project arrangements on a fee basis. Revenue is only recognized when services contractually required have been rendered. If incentive amounts are included, they are recognized in a manner similar to traditional advertising contracts as described in our response to comment 2 above.

The reference made to percentage of completion method in the "Revenue" section of Note 1.2 covers the production arrangements as described above. The Company believes that it can reasonably estimate the extent of progress of a production contract by comparing hours incurred to total budget hours and use it as performance indicator. Such indicator, in conjunction with achievement of contractual steps accepted by the client, is used to determine the proportion of the performance achieved and, consequently, revenue earned. As indicated above, no revenue is recognized if no contractual step has been accepted by the client.

The Company will revise in future filings the description of revenue recognition of its production services to describe the criteria used to measure proportional performance.


SEGMENT INFORMATION, PAGE F-78

3. REFER TO THE PARAGRAPH BRIDGING PAGES F-39 AND F-40. FOR US GAAP PURPOSES, TELL US WHY IT IS NO LONGER MEANINGFUL TO PRESENT TWO DISTINCT BUSINESS SEGMENTS. EXPLAIN HOW YOU APPLIED THE GUIDANCE OF SFAS 131. IDENTIFY YOUR CHIEF OPERATING DECISION MAKER. IDENTIFY YOUR SEGMENT MANAGERS AND GIVE US EXAMPLE COPIES OF THE REPORTS USED BY YOUR CHIEF OPERATING DECISION MAKER TO ALLOCATE RESOURCES AND TO ASSESS PERFORMANCE OF YOUR SEGMENTS. IF APPROPRIATE, DESCRIBE HOW YOU APPLY THE AGGREGATION CRITERIA OF SFAS 131.


In 2001 and before, the Company in its business overview presented in its 20-F two separate operating divisions, "Communications" and "Other Activities", that included Media sales and the operations of Drugstore Publicis restaurant; "Other activities" represented around 6% of Groupe activities at that time. The Company reported a single segment "Communications" in the financial statement footnotes, as "Other Activities" were not significant.

In 2002, the Company modified its presentation in the business overview and no longer presented "Other Activities" as an operating division as its relative size decreased significantly after the acquisition of Bcom3 and represented 4.56% of total revenues in 2002 (3.37% in 2004).

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


For US GAAP purposes, the Company has presented one single reporting segment since its initial registration statement.

The sentence "It is no longer meaningful to present two distinct business segments given the scale of the Group's Communications business since its acquisition of Bcom3" should have been deleted for 2004 financial statements under French and US GAAP and will not be included in future filings.

PUBLICIS GROUPE SEGMENT REPORTING

DETERMINATION OF OPERATING SEGMENTS

In order to determine our operating segments, we have reviewed the business organization of the Company and the internal reporting used by the Company's Chief Operating Decision Maker.

The monthly internal reporting books for the years 2003 and 2004 will be submitted separately as supplemental, confidential materials.

The Chief Operating Decision Maker of Publicis Groupe is the Management Board. Its function is to define the strategy of the Company, monitor its implementation and oversee the management of its operations. In that respect, the Chief Operating Decision Maker is responsible for the allocation of resources and review of the operating results of the Groupe entities.

The members of the Management Board are the following:

     -    Maurice Levy: Chairman of the Management Board.

     - Jack Klues: Director and Chief Executive Officer of Starcom MediaVest Group in 2004 and Chief Executive Officer of Publicis Groupe Media since January 1, 2005.

     -    Kevin Roberts: Director and President of Saatchi & Saatchi.

     -    Bertrand Siguier: Director.

     -    Claudine Bienaime: Director and General Secretary.

The monthly internal reporting is organized in eight separately identified
Brands:

     o    Publicis

     o    Saatchi & Saatchi

     o    Leo Burnett

     o    Fallon

     o    SAMS (Specialized Agencies and Marketing Services)

     o    Publicis Groupe Media (PGM)

     o    Medias & Regies

     o    Other and Corporate


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


Publicis, Saatchi & Saatchi, Leo Burnett and Fallon are Brands which primarily provide traditional advertising services together with SAMS services that are provided both by traditional advertising network agencies and specialized agencies. These Brands constitute our Advertising segment.

Publicis Groupe Media is composed of two Brands (Starcom MediaVest Group and ZenithOptimedia Group) that provide media planning and buying services. Medias & Regies sells advertising space to advertising and media buying firms on behalf of media companies. Publicis Groupe Media and Medias & Regies constitute our Media segment.

Each of these Brands is headed by a manager whose responsibility is primarily to manage operations and financial performance but is not in charge of resources allocation and global strategy.

We reviewed each of these Brands in order to determine if they are operating segments as defined in SFAS 131.

An operating segment is defined by SFAS 131 as a component of an enterprise:

     a) that engages in business activities from which it may earn revenues and incur expenses,

     b) whose operating results are regularly reviewed by the enterprise's Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and

     c)   for which discrete financial information is available.

All eight Brands meet the criteria a) and c). However, allocation of resources made by Publicis Groupe's Chief Operating Decision Maker is not based on this organization but based on global allocation between advertising and media operations to improve client services and geographical development and achieve our global strategy. In other words, the Company uses an account (or client)-centric approach whereby many advertising accounts cut across the identified Brands. Accordingly, the Company and its Chief Operating Decision Maker must allocate resources at the global advertising level as opposed to the Brand level. This concept is explained in greater detail in the following paragraphs:

o Our strategy is a global strategy and is not based on Brand organization. Our strategy is to increase on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly. We also intend to continue pursuing our strategy of making selective acquisitions to round out our geographical and service offerings. We want to make selective acquisitions to achieve critical mass in key markets and take opportunities for growth in emerging economies (China, India, Russia).

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


o For a newly acquired company, the Chief Operating Decision Maker allocates the various agencies to one of the Company's Brands using criteria such as professional skills, chemistry and potential conflict of interest between clients. In addition, the acquired group is often broken up and split between existing Brands. When Publicis Healthcare Group (included in SAMS) was created, for example, various agencies or operations of the Publicis (i.e., Nelson), Saatchi & Saatchi (i.e., Klemtner) and Bcom3 (i.e., Medicus) networks were transferred to the new network.

o In 2003, the integration of the D'Arcy agencies (one of the networks of Bcom3 acquired at the end of 2002) within the other Brands illustrates the fact that allocation of resources is done at a global level. The D'Arcy network has been dismantled and all its clients have been allocated to other Groupe Brands: for example, Procter & Gamble's various accounts have been allocated to Saatchi & Saatchi, Leo Burnett and Publicis.

o Due to the constant transfer of agencies and clients between Brands, the internal reporting structure is forever shifting and the information by Brand is not always comparable from year to year (changes can be seen by comparison between the 2004 and the 2003 internal reporting books).

o The Company's "Holistic difference" concept leads to cross-selling. This is particularly true for our major clients, such as Procter & Gamble (Saatchi & Saatchi, Leo Burnett, Publicis, SAMS, PGM), Sanofi (SAMS, Publicis, PGM) etc., which are managed on a worldwide basis. Each major client is managed by a "Worldwide Account Director" who manages and coordinates the relationship of all subsidiaries of the Company with the client. It should be noted that the variable portion of the Worldwide Account Director's remuneration is based on overall client activity (revenues, relationship, etc.) across all Brands.

o The main driver for having three major networks is to manage conflicts of interest between clients within the same industry (for example, Renault is a client of Publicis, Toyota is a client of Saatchi & Saatchi, and General Motors is a client of Leo Burnett) and to have the ability to transfer client relationships and other resources between Brands.

o Traditional advertising services and SAMS are not operationally separated to render integrated services. Specialized agencies and marketing services are only a component of a global strategy to build and maintain a "holistic relationship" between us and our clients. In our internal reporting, only specialized agencies are reported under the Brand "SAMS"; other SAMS services which are provided by the traditional advertising agencies are included in the Publicis, Saatchi & Saatchi and Leo Burnett figures.

We believe the above indicators explain why decisions to allocate resources are taken at the global level of the advertising business.

The Company has, therefore, concluded that it has two operating segments:
Advertising and Media.

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


DETERMINATION OF REPORTABLE SEGMENTS

SFAS 131 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, two operating segments would be expected to have similar long-term average gross margins if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

     a)   the nature of the products and services;

     b)   the nature of the production processes;

     c)   the type or class of customer for their products and services;

     d) the methods used to distribute their products or provide their services;

     e) if applicable, the nature of the regulatory environment -- for example, banking, insurance or public utilities.

We have analyzed the two operating segments, Advertising and Media, to determine if those operating segments can be aggregated for segment reporting disclosures and conclude as follows:

o    Advertising and Media segments have similar economic characteristics.

     The Company utilizes similar pricing strategies across all of its agencies which result in similar gross margins between Advertising and Media (see Appendix 1 - Operating margin by operating unit, which will be submitted separately as supplemental, confidential information). In fact, the level of gross margin is mainly driven by geographical areas (see Appendix 2 - Operating margin by geographic region).

     Furthermore, the 17% operating margin objective announced by the Groupe for 2008 should be met by improving Advertising margin, whereas the higher Media margin will remain unchanged. The Groupe strategy is therefore to achieve convergence towards a single margin performance ratio in the following years for the two operating segments.

o    Other factors

     Publicis Groupe is organized mainly to be able to provide advertising and communications services to clients with competing products and services using a "holistic" approach.
     Media buying and planning services are a line of business of the advertising and communications services. In some agencies, the Media and Advertising businesses are not fully separated from an operational standpoint (at Saatchi & Saatchi US, for example). Media business growth is partly driven by consulting services (media strategy) which are similar in nature to advertising services.

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


     The Media operating segment business model is very close to that of the Advertising operating segment: the main economic components are salaries and service costs associated with providing professional services, and office and general costs associated with agencies' office space and occupancy. Investments are limited to computers at agency level, while resources to finance operations and acquisitions are managed at group level. Consistent with the fundamentals of our business strategy, Advertising and Media operating segments have a similar class of clients. Most of the Media's operating segment clients are also advised by other Brands which are part of the Advertising operating segment.

To summarize, Publicis Groupe provides similar advertising and communication services, has a similar class of client, and delivers its services in a similar manner. The two operating segments operate with the same business objective, which is to provide clients with a wide variety of services. As pioneer of the holistic methodology, Publicis Groupe employs organizational know-how to harness all its skills with the goal of bringing advertisers close to their customers. Once the optimum way to communicate a client's message has been identified, Publicis Groupe mobilizes skills from different areas to implement the client's communication plan.

In conclusion, Publicis Groupe considers that the two operating segments have similar long-term financial performance and economic characteristics. Given these similarities, their results have been aggregated into one reporting segment: "Advertising and Communications".


We are at your disposal for any further information you may require.

Sincerely,


/s/  Jean-Michel Etienne

Jean-Michel Etienne
Chief Financial Officer


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                                                                      Appendix 2

        OPERATING MARGIN - INFORMATION BY GEOGRAPHIC REGION*


                                           NORTH   REST OF
                                EUROPE    AMERICA   WORLD     TOTAL

2004 revenue                     1 579     1 633     618      3 825

2004 operating income before
amortization and impairment
of intangibles                    224       297       69       590

----------------------------------------------------------------------
----------------------------------------------------------------------
2004 OPERATING MARGIN            14.2%     18.2%    11.3%     15.4%
----------------------------------------------------------------------
----------------------------------------------------------------------


2003 revenue                     1 543     1 737     583      3 863

2003 operating income before
amortization and impairment
of intangibles                    188       305       60       553

----------------------------------------------------------------------
----------------------------------------------------------------------
2003 OPERATING MARGIN            12.2%     17.6%    10.3%     14.3%
----------------------------------------------------------------------
----------------------------------------------------------------------

* SOURCE:  PUBLICIS 2004 ANNUAL REPORT